UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

TOP KINGWIN LTD

(Exact name of registrant as specified in its charter)

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Explanatory Note

This current report on Form 6-K is being filed to clarify the home country rule exemption disclosure in our Form 20-F for the fiscal year ended December 31, 2022, specifically, in reference to Nasdaq Rules 5635 (as defined below).

Corporate Governance

As a foreign private issuer, we are permitted, in lieu of certain requirements of the NASDAQ Stock Market Marketplace Rules (the “Nasdaq Rules”) and subject to certain exceptions, to follow the practices of our home country, which for the purpose of such rules is the Cayman Islands, pursuant to the home country rule exemption set forth under Nasdaq Rules 5615(a)(3).

We elected to be exempt from the requirements under Nasdaq Rules 5635. Nasdaq Rules 5635 generally provides that shareholder approval is required prior to issuance (or potential issuance) of securities in relation to (i) the acquisition of the stock or assets of another company; (ii) a change of control, (iii) the establishment or amendment of certain equity based compensation plans and arrangements; and (iv) transactions other than public offerings whereby there is a 20% Issuance at a price that is less than the Minimum Price, as defined in Nasdaq Rules 5635(d). Our Cayman Islands counsel, Ogier, has provided a letter to Nasdaq certifying that under Cayman Islands law and our amended and restated memorandum and articles of association, we are not prohibited from issuing securities without first obtaining shareholder approval where such issuance of securities otherwise requires shareholder approval under Nasdaq Rules 5635.

Except for the foregoing, there are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of The Nasdaq Stock Market.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top KingWin Ltd

Date: February 22, 2024	By:	/s/ Ruilin Xu
Ruilin Xu
Chief Executive Officer

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